

October 25, 2011

Via E-mail
Mr. Deukgyun Oh
President, Chief Executive Officer and Chief Financial Officer
American Life Holding Company, Inc.
16 Okin Dong Cheongro Gu
Seoul, South Korea

> **Re: American Life Holding Company, Inc.**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed on August 15, 2011**
> **File No. 000-50196**

Dear Mr. Oh:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the quarterly period ended June 30, 2011

1. You were required to file as an exhibit in your first quarterly period ending on or after June 15, 2011 interactive data using eXtensible Business Reporting Language (XBRL) Technology. Refer to Item 601 (b)(101) of Regulation S-K. Please tell us why the interactive data using XBRL technology was not filed with your periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant